NEWS RELEASE 11-08	MARCH 30, 2011

FRONTEER GOLD SECURITYHOLDERS OVERWHELMINGLY APPROVE
PLAN OF ARRANGEMENT WITH NEWMONT

Vancouver, March 30, 2011 – Fronteer Gold Inc. (TSX, NYSE Amex: FRG) ("Fronteer Gold") is pleased to announce that an overwhelming majority of Fronteer Gold securityholders who voted today at Fronteer's Special Meeting of Shareholders (the "Meeting") have voted to approve the plan of arrangement pursuant to which Newmont Mining Corporation will acquire all the issued and outstanding common shares of Fronteer Gold (the "Arrangement"). Over 99.7% of the securities voted at the Meeting were voted in favour of the special resolution approving the Arrangement.

Under the Arrangement, shareholders of Fronteer Gold will receive Cdn$14.00 in cash and one common share of a new company ("Pilot Gold"), which will own certain exploration assets of Fronteer Gold, for each common share of Fronteer Gold. On completion of the Arrangement, former Fronteer Gold securityholders will hold approximately 80.1% of the pro forma outstanding shares of Pilot Gold, on a fully-diluted basis and the remaining 19.9% of the Pilot Gold shares will be held indirectly by Newmont. At the Meeting, Fronteer Gold shareholders also voted approximately 98.5% in favour of adopting the Pilot Gold stock option plan.

The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Pilot Gold shares on a date to be determined following completion of the Arrangement subject to satisfying the requirements of the TSX.

Fronteer Gold's application to the Ontario Superior Court of Justice to obtain the final court order approving the Arrangement is scheduled for Friday, April 1, 2011. Assuming court approval is obtained and that all other conditions to the Arrangement are satisfied or waived, the Arrangement is expected to become effective on or about April 6, 2011.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of applicable securities laws that are intended to be covered by the safe harbors created by those laws, including statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking statements may include, without limitation, statements regarding the completion of the proposed transaction and other statements that are not historical facts. While such forward-looking statements are expressed by Fronteer Gold, as stated in this release, in good faith and believed by Fronteer Gold to have a reasonable basis, they are subject to important risks and uncertainties including court approvals, the satisfaction or waiver of certain other conditions contemplated by the Arrangement Agreement, changes in applicable laws or regulations, competition from other mining companies, and the other risks disclosed in Fronteer Gold's public filings, any or all of which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements.

As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events. These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. Fronteer Gold does not undertake any obligation to release publicly revisions to any forward-looking statement, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued forward-looking statement constitutes a reaffirmation of that statement. Continued reliance on forward-looking statements is at investors' own risk.

For further information on Fronteer Gold,
visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Sean Tetzlaff, Chief Financial Officer
Phone 604-632-4677 or
Toll Free 1-877-632-4677
info@fronteergold.com